40-33

811-4550

Transamerica

fund | advisors

05000405

January 10, 2005

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (the "Act")

Dear Sir or Madam:

Please find enclosed, on behalf of Transamerica IDEX Mutual Funds, a copy of the Complaint and Motion for Consolidation in the following matter:

- Suzanne Fetzer vs. Federated Investors, Inc.
  Case No. 04 CV 0719, Western District of Pennsylvania (filed 03/08/04).

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions regarding this filing, please contact me at 727.299.1763.

Sincerely,

Timothy M. Richey
Assistant Vice President

Enclosures

S:\fundcomp\REORGANIZATION\Fund Compliance\Complaints\Class Action Claim Letters\Spahn, John M. lawsuit filings letter to SEC.DOC